

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2019

Lonnel Coats
President and Chief Executive Officer
Lexicon Pharmaceuticals, Inc.
8800 Technology Forest Place
The Woodlands, Texas 77381-1160

      **Re: Lexicon Pharmaceuticals, Inc.**
          **Registration Statement on Form S-3**
          **Filed November 7, 2019**
          **File No. 333-234568**

Dear Mr. Coats:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Irene Paik at 202-551-6553 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc:    David P. Oelman - Vinson & Elkins L.L.P.